EXHIBIT 12
                     AMERITECH CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)

                              (Dollars in Millions)

                                                  Six Months Ended
                                                         June 30
                                                   --------------
                                                 1998         1997
                                                 ----         ----
EARNINGS
--------
Income before interest, income taxes
 and undistributed equity earnings (1).....    $3,723        $2,017
Portion of rent expense
 representing interest.....................        38            36
Michigan Single Business tax...............        22            21
Preferred dividends of subsidiaries (2)....        24             8
                                               ------        ------
Total earnings (3).........................    $3,807        $2,082
                                               ------        ------
FIXED CHARGES
-------------
Interest expense...........................    $  322        $  248
Capitalized interest.......................        14            13
Portion of rent expense
 representing interest.....................        38            36
Preferred dividends of subsidiaries (2)....        24             8
                                               ------        ------
Total fixed charges........................    $  398        $  305
                                               ------        ------
Ratio of earnings to fixed charges.........      9.57          6.83
                                               ======        ======


(1) Income before interest, income taxes and undistributed equity earnings for the six months ended June 30, 1998 includes a one-time pretax gain of $1,543 million ($1,012 million after-tax) from the sale of substantially all of our shares in Telecom Corporation of New Zealand Limited (TCNZ).

(2) As required by SEC rules, we have grossed up the preferred stock dividends to an amount representing the pretax earnings needed to cover the dividend requirements.

(3) Earnings represent income before income taxes and fixed charges. Since we have already deducted the Michigan Single Business Tax (the Tax) and rental expense to arrive at income before interest and income taxes, the Tax and the one-third portion of rental expense considered to be fixed charges are added back to arrive at total earnings.